Union Pacific
Resources

Jack L. Messman
Chairman & CEO
                                     [Date]



[Shareholder name
and address]



Dear [           ]:



     Union Pacific Resources' offer to acquire Pennzoil is receiving enthusiastic support from Pennzoil shareholders. However, this endorsement needs more: Pennzoil shareholders must clearly demonstrate their support for a negotiated transaction by tendering their shares to UPR on or prior to July 21, 1997.

     We firmly believe that Pennzoil cannot, on its own, provide shareholders present value equal to UPR's offer. Yet, Pennzoil has repeatedly refused even to discuss our offer and is attempting to "just say no" to our proposal by relying on its numerous anti-takeover defenses.

     The most important message you can send to Pennzoil's management and Board of Directors is that you want them to negotiate a transaction with UPR. The most effective way to convey that message is to tender your Pennzoil shares to UPR on or prior to July 21, 1997.

     We encourage you to contact Pennzoil's Board of Directors and management directly to communicate your views on the proposed transaction. Enclosed please find a list of suggested questions that may be useful in your discussions with Pennzoil's Board and management. You also will find enclosed with this letter "An Important Message to Pennzoil Shareholders."

     If you have any questions about our proposal, please contact me or Mike Liebschwager, UPR's Manager of Investor Relations, at 817-877-6531. If you have any questions about the tender offer process, please call Morrow & Co. at 1-800-662-5200.

     We are determined to pursue our offer. Your support can make the difference in persuading Pennzoil to negotiate with UPR.



                                          Sincerely,


                                          Jack L. Messman



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                  AN IMPORTANT MESSAGE TO PENNZOIL SHAREHOLDERS
                  ---------------------------------------------

[Date]

As you know, Union Pacific Resources has offered to acquire the shares of Pennzoil Company at a substantial premium to both the recent and historical trading prices of Pennzoil's common stock. Our goal is to merge UPR and Pennzoil and create the premier independent exploration and production company in the nation.

In 1995, Pennzoil's CEO proposed just such a merger with UPR. Today, though, he opposes the idea, despite the obvious and considerable value we are offering Pennzoil shareholders -- and despite the repeated failure of Pennzoil to deliver shareholder value throughout the 1990's. In fact, the equity value of Pennzoil declined 27% from the time the present CEO took office in 1990 until we made our offer. During that same period, the Dow Jones Industrial Average nearly tripled.

Since 1990, Pennzoil has announced a series of "strategic plans." Although these plans have failed to produce any value for shareholders, Pennzoil's CEO continues to hold out the hope of better days ahead. When he rejected UPR's offer, he cited the "inherent value" of a vague, new "updated plan" to create shareholder value. Pennzoil's announcements about its "updated plan" are hollow and lack substance and specifics about how the company intends to achieve real value. Pennzoil management's track record, established over many years, inspires no confidence that they can successfully implement any new plan.

In contrast to Pennzoil's promises, UPR is offering Pennzoil shareholders real value today -- in cash and the opportunity to hold a very attractive investment in the combined UPR and Pennzoil. That combination, we are convinced, will create growth and value far beyond what Pennzoil can generate on its own, whatever the latest plans and promises of Pennzoil's management may be.

On June 20, 1997, in his letter to UPR rejecting our offer to discuss a negotiated transaction, Pennzoil's CEO stated that, "We believe that the marketplace, like our shareholders, does not fully appreciate the benefits already achieved, and still to be achieved, under our plan." This statement shows a disappointing lack of appreciation for the difficult decade Pennzoil shareholders have endured. We believe that Pennzoil shareholders fully understand the company's record of unfulfilled promises and poor performances, and that Pennzoil's stock price has accurately reflected this record.

We at UPR have heard from many Pennzoil shareholders who are enthusiastic about the $84 price of the cash tender. And, as one analyst concluded, "If you put Union Pacific Resources' drilling philosophy onto Pennzoil's properties, you'd have a real powerhouse."

We urge you, the shareholders of Pennzoil, to:



o    Reject a decade of broken promises and poor performance at Pennzoil.

o Remind your management and Board that shareholders are, after all, the real owners of Pennzoil and their interests must come before those of executives and directors.

o    Demand that Pennzoil's management and Board negotiate with UPR.

o Send a loud and clear message to the Pennzoil Board by tendering your shares to UPR no later than July 21, 1997. This is the most important action that you as a shareholder can take at this time to demonstrate your belief that Pennzoil should begin negotiations with UPR.

       Suggested Questions for Pennzoil Management and Board of Directors
       ------------------------------------------------------------------
General
-------

1. Pennzoil thought that a combination with UPR was strategically compelling in 1995. Why does Pennzoil think it is not worth discussing today?

2. What specifically does Pennzoil's newest strategic plan provide? How is it different from previous plans? What value can it achieve and when? Why is Pennzoil better able to implement this plan than its previous, unsuccesful plans?

3. Why has Pennzoil adopted so many anti-takeover provisions which prevent shareholders from having the right to consider offers to acquire the Company?

4. Why does Pennzoil maintain that UPR's larger size is a reason not to combine the two companies? Is management control of the combined company the real issue for Pennzoil?

5. How will Pennzoil produce shareholder present value equal to or in excess of the UPR offer? What is the value contribution from (1) domestic E&P, (2) international E&P and (3) downstream operations (refined products, Jiffy
     Lube)? What specific forecasts and investment programs support a value in excess of UPR's offer?

6. In light of the fact that UPR's offer represents a substantial premium to historical and recent trading prices, why isn't Pennzoil willing to meet with UPR?


Financial Performance
---------------------
1. To what degree is Pennzoil's improved performance in 1996 and the first quarter of 1997 the result of substantially higher oil and gas prices and extraordinary items, such as gains on asset sales, rather than operational improvements?

2. Pennzoil has stated in its Schedule 14d-9 that it has a reasonable probability of at least doubling reserves within the next 3-5 years. How can this be done? Don't annual reserve additions have to increase 3-4 times over historical levels? If it is hoped that international reserves will provide this increase, when will these anticipated reserves produce cash flow?

3. If Pennzoil is to substantially improve its financial performance, production will need to materially increase over historical levels. How will increased production be achieved given years of declining volumes and Pennzoil's relatively small drilling program?

4. Having been the beneficiary of the $3 billion Texaco settlement, what effective rate of return has Pennzoil earned on these funds?

5. In 1995 when Pennzoil adopted the requirements of SFAS 121 to account for impairment of long-lived assets, a $379 million pre-tax write-down to oil and gas properties was incurred. This write-down represented approximately 18% of the net book value of Pennzoil's oil and gas property, plant and equipment at the beginning of the year. Most other oil and gas companies recognized SFAS 121 write-downs of approximately 1% of net property, plant and equipment. Why were Pennzoil's oil and gas properties so disproportionately impaired? Doesn't this suggest that its investment program has not been successful? How much of Pennzoil's earnings improvement in 1996 is attributable to this write-down?

Capital
-------

1. Given Pennzoil's substantial financial leverage, how does management plan to fund development of both its domestic and international properties? Will management sacrifice one for the other once again?

2. Why has Pennzoil traded away the future upside of some of its most highly touted projects (e.g., the farmout with Enterprise in the Gulf of Mexico and the sale of half of Pennzoil's interest in the ACG unit in Azerbaijan)?

3. What future divestitures, joint development arrangements or financings are planned to obtain the necessary capital to fund existing projects?

4. Isn't it true that asset sales have been the primary source of cash used to reduce debt since year end 1995 ($480 million of asset sales in 1996)? How is the sale of assets to retire excessive indebtedness going to maximize value to shareholders?

International
-------------

1. How much production, reserves and value will Pennzoil actually receive from its international prospects after deducting the government participation (which ranges from 30% to 80% of Pennzoil's working interest share)?

2. Isn't it true that Pennzoil will not receive any production (as one analyst mentioned, until 2003) when the ACG unit starts up, because it has relinquished its production for a "carry" on future capital expenditures until project payout? When will Pennzoil start receiving production from this project?

3. Pennzoil sold a 5% interest in the ACG unit in 1996 for an amount equal to $130 million less certain payments due Pennzoil from the Azerbaijan government, plus a carry on future capital. Isn't that transaction a good proxy for the value of its remaining 4.82% interest?

4. Assuming Karabakh (30% Pennzoil interest before production sharing) is an oil discovery, and not gas or dry, how will Pennzoil fund the capital required to develop the field? Will it be forced to sell off a substantial piece, as it did at ACG? When is the earliest that Pennzoil might see production, given the long lead times and lack of pipeline export capacity?


Executive Compensation
----------------------

1. Why did Pennzoil's Board recently adopt significant benefits enhancements for their senior management? Was their motive to enhance shareholder value or was it management entrenchment? Why have they not disclosed the costs of these new benefits?